Freight Technologies, Inc.

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

August 19, 2025

Division of Corporation Finance

Office of Energy & Transportation

US Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Lily Dang and Karl Hiller

Re: Freight Technologies, Inc.

Form 10-K for the Fiscal Year ended December 31, 2024

Filed April 14, 2025

File No. 001-38172

Dear Lily Dang & Karl Hiller:

Thank you for the time and telephonic conversation on Friday, August 8, to discuss your follow-up comment letter dated July 24, 2025. It was very helpful for us in determining the best approach to address your inquiries into Freight Technologies, Inc.’s Form 10-K for the fiscal year ended December 31, 2024. In response, we are hereby re-submitting the responses of Freight Technologies, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 24, 2025, providing the Staff’s comments with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”).

For the convenience of the Staff, the Staff’s comments are included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Annual Report on Form 10-K for the Fiscal Year ended December 31, 2024

Management’s Discussion and Analysis, page 44

Cost of Revenue, page 45

1. We understand from your response to prior comment 2 that you regard the cost of revenue for freight brokerage and dedicated services to be entirely comprised of the costs incurred and invoiced by the carriers for the services they provide, and that you regard all of the depreciation and amortization expense, including amounts related to your internally developed software, to be operating expenses and not attributable to cost of revenue in accordance with generally accepted accounting principles.

1

However, the accounting policy disclosures on page F-12 refer to internally developed software projects and indicate these are utilized to provide services to your customers. The disclosures on pages 7 and 10 through 18 explain that your freight management business is based on offering “a diverse portfolio of proprietary platform solutions” which you describe as being interconnected within a unified platform that connects Carriers and Shippers. You identify several of these applications, such as Fr8App, Fr8Now, Fr8Fleet, Fr8Radar, Waavely, and Fleet Rocket, and describe the various circumstances under which they are differentiated, including the types of shipping arrangements or customers they are designed to manage or serve.

Based on these disclosures, please explain to us why you believe that amortization of internally developed software costs would not be regarded as a cost of revenue under generally accepted accounting principles, considering the guidance on analogous costs in the context of inventory and contract accounting such as FASB ASC 330-10-30-1 and 8, and FASB ASC 340-40-25-7(c), also considering the presentation requirements in Rule 5-03.2 of Regulation S-X. We reissue prior comment 2.

Response:

To ensure compliance with generally accepted accounting principles, specifically those that address the definition and composition of cost of revenue and gross margin (such as FASB ASC 330-10-30-1 and 8, and FASB ASC 340-40-25-7(c), and also with consideration to the presentation requirements in Rule 5-03.2 of Regulation S-X), the Company will remove all discussion of gross margin from the Management’s Discussion and Analysis section of its Form 10-K, 10-Q and similar filings disclosing our financial statements and discussion thereof. The Company historically has not reported a gross margin on the Statement of Operations, and for consistency with prior reporting we will maintain the same presentation.

Also for clarification, we will remove the parentheticals after Cost of Revenue “(exclusive of depreciation and amortization shown separately below)” on the Company’s Statement of Operations, as no depreciation or amortization is captured in that category. All of the Company’s depreciation and amortization expense is captured in that category.

With our financial reports filed with the SEC, discussion and analysis of the Company’s profitability will be on Operating Profit / (Loss) and Net Profit / (Loss), as reported on the Company’s Statement of Operations. Sufficient discussion will also be provided on the cost elements therein to provide insight into the Company’s ongoing financial performance.

Thank you for the follow up comments to help ensure the financial reporting of Freight Technologies, Inc. is fully compliant with generally accepted accounting principles and SEC presentation requirements.

2

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at don.quinby@fr8hub.com or via phone on +1 (916) 501-9059 or Louis A. Bevilacqua of Bevilacqua PLLC at Lou@bevilacquapllc.com or via phone on (202) 869-0888 (ext. 100).

Sincerely,

FREIGHT TECHNOLOGIES, INC.

		By:	/s/Donald Quinby
Donald Quinby
CFO
cc:	Louis A. Bevilacqua

3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission File No. 001-38172

FREIGHT TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

British Virgin Islands	47-5429768
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2001 Timberloch Place, Suite 500 The Woodlands, TX	77380
(Address of principal executive offices)	(Zip Code)

(773) 905-5076
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	FRGT	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 28, 2024 (the last business day of the registrant’s most recently completed second fiscal quarter), the aggregate market value of the registrant’s shares of ordinary share, no par value per share (“ordinary shares”), held by non-affiliates (based upon the closing price of such shares as reported on The Nasdaq Stock Market LLC) was $5,105,717. Ordinary shares held by each executive officer and director and by each person who owned more than 10% of the outstanding shares of Ordinary Share have been excluded from the calculation in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 31, 2025, there were a total of 2,265,074 shares of the registrant’s Ordinary Share with no par value outstanding and 2,265,074 shares of the registrant’s Ordinary Share outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Freight Technologies, Inc.

Annual Report on Form 10-KA

Year Ended December 31, 2024

i

EXPLANATORY NOTE

Freight Technologies, Inc. (the “Company”) filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Original Filing”) with the Securities and Exchange Commission (the “SEC”) on April 14, 2025. The purpose of Amendment No. 1 on Form 10-K/A (this “Amendment”) is to include additional information throughout that has been requested to be included pursuant to SEC comment letters, dated June 5, 2025 and July 24, 2025. Additionally, we have made adjustments to Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, Item 9A - Controls and Procedures and Item 14 - Principal Accountant Fees and Services.

Also as disclosed in the Current Report on Form 8-K, filed by the Company with the SEC on April 30, 2025 that the board of directors (the “Board”) of the Company appointed Andres Gonzalez as Chairman of the Nominating Committee of the Board and a member of the Compensation Committee of the Board (the “Compensation Committee”), and Leilei Nie as a member of both the Audit Committee of the Board and the Compensation Committee, the Company also made adjustments to Item 13 - Certain Relationships and Related Transactions, and Director Independence.

This Amendment is being filed solely to reflect the above adjustments. No other changes were made to the Original Filing. Further, no attempt has been made in this Amendment to modify or update the other disclosures presented in the Original Filing. This Amendment does not reflect events occurring after the date of the Original Filing or modify or update those disclosures that may be affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Filing and the registrant’s other filings with the SEC.

ii

PART II

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this Annual Report. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report, particularly in the sections titled Item 1A. “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Select Financial Data

The following table presents the selected consolidated financial information for our Company. All numbers are presented in United States Dollars. The selected consolidated statements of comprehensive income data for the years ended December 31, 2024, and 2023, and the consolidated balance sheets data as of December 31, 2024, and 2023, have been derived from our audited consolidated financial statements and are consistent with numbers reported in our prior annual filings.

Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Year Ended	Year Ended
(US$)	December 31 2024	December 31, 2023

Revenue	$13,728,922	$17,060,753

Cost and expenses
Cost of revenue	12,389,520	15,709,673
Compensation and employee benefits	5,349,764	5,963,713
General and administrative	1,983,901	3,163,639
Sales and marketing	65,574	80,328
Depreciation and amortization	430,414	404,598
Total Cost and expenses	20,219,173	25,321,951

Operating Loss	(6,490,251)	(8,261,198)

Other income and (expenses)
Interest income	1,770	8,880
Interest expense	(675,628)	(816,819)
Other income	-	342
Other expense	-	(499,259)
Gain from extinguishment of debt	1,607,766	-
Change in fair value of convertible note	22,602	345,396
Total other expense	956,510	(961,460)

Loss before income taxes	(5,533,741)	(9,222,658)

Income tax expense	67,486	104,948

Net loss	(5,601,227)	(9,327,606)

Foreign currency translation	(1,740,552)	452,917
Comprehensive loss	(7,341,779)	(8,874,689)
Weighted average number of shares, basic and diluted*	912,837	47,867
Loss per share, basic and diluted	$(6.41)	$(194.87)

* - The number of shares outstanding was adjusted retroactively for all periods presented to reflect the 10-to-1 reverse stock split change which was effected on March 24, 2023, the 10-to-1 reverse split which was effected on February 5, 2024, and the 25-to-1 reverse split which was effected on September 25, 2024.

Warrants to purchase ordinary shares are not included in the diluted loss per share calculations when their effect is antidilutive.

1

BALANCE SHEET

	Year Ended December 31, 2024	Year Ended December 31, 2023
Current assets	$5,049,546	$9,153,089
Total assets	5,690,245	10,037,312
Current liabilities	6,345,005	7,167,889
Long term liabilities	-	242,442
Share capital	308	2,427,518
Total stockholders’ equity (deficit)	$(654,760)	$2,626,981

Revenues

Fr8Tech’s revenues decreased to $13.7 million for the year ended December 31, 2024 from $17.1 million for the year ended December 31, 2023, a reduction of $3.3 million and 19.5% on year-over-year basis. The year-over-year decrease was primarily driven by: (1) our continued efforts to focus on higher margin customers and lanes in the spot market which impacted overall volume across the platform; (2) reduced spot market and dedicated service activity in the third quarter 2023 due to customer specific circumstances; and, (3) an approximate 3.5% decline in the Mexican peso relative to the US dollar year-over-year, which reduced the US dollar amount of Mexican peso based revenue on a comparative basis. Our spot market revenue declined 36% to $8.6 million in 2024, partially offset by a 42% increase in our Fr8Fleet revenue to $5.1 million and to a lesser extent the launch of Waavely, our ocean container freight brokerage service.

	Year Ended
	December 31,
Revenue	2024	2023	Change	% Change
Freight Transportation Brokerage	$8,635,201	$13,474,282	$(4,839,081)	-35.9%
Dedicated Capacity	5,093,721	3,586,471	$1,507,250	42.0%
Total	$13,728,922	$17,060,753	$(3,331,831)	-19.5%

	Year Ended
	December 31,
Volume	2024	2023	Change	% Change
Brokerage Shipments	4,780	6,886	(2,106)	-30.6%
Dedicated Capacity Truck Days	15,139	9,045	6,094	67.4%

The Freight Transportation Brokerage service line experienced a 31% decline in the number of shipments; 35% lower for US domestic, 24% lower in Mexico domestic, and a 36% lower for cross-border shipments.

2

The Dedicated Capacity service line experienced a 67% increase in the number of truck days made available to our Fr8Fleet customers. One truck day means a standard 53’ dry-van trailer and truck being available to serve the customer for one full working day. The increase in truck days exceeded the increase in revenue, primarily due to the Company providing significantly more local, short-haul capacity in 2024 for its primary Fr8Fleet customer, Kimberly Clark de Mexico (KCM), which is provided at a lower daily rate than longer haul capacity.

Fr8Tech’s revenues decreased to $17.1 million for the year ended December 31, 2023 from $25.9 million for the year ended December 31, 2022, a reduction of $8.8 million and 34.1% on year-over-year basis. The year-over-year decrease was primarily driven by: (1) our decision to limit activity with low-margin, but high-volume customers; (2) the loss of one customer due to non-recurring issue with a particular Carrier; and, (3) reduced spot market activity across several accounts driven by challenges in securing sufficient carrier capacity in the first half of 2023 and US market rates that were significantly lower than in 2022. This was partially offset by a 67% increase in our Fr8Fleet revenue and the addition of more than 30 new customers in our spot market FTL and LTL businesses.

Costs of Revenue

The Company’s cost of revenue for both freight brokerage and dedicated services is entirely comprised of the costs our carriers incur and invoice us to perform the service. In the case of freight brokerage services, this reflects their total costs for hauling the customers freight from origin to destination. In the case of dedicated capacity services, this reflects having the trucks available to haul freight for the customer and costs related to any freight movements. For both services, these costs include any accessorial charges carriers may incur such as loading or unloading, drayage, stoppage, fuel surcharges, border-crossing, packing materials, etc.

Fr8Tech’s cost of revenue decreased to $12.4 million for the year ended December 31, 2024 from $15.7 million for the year ended December 31, 2023, a reduction of $3.3 million and 21.1% on a year-over-year basis. Year-over-year cost of revenue decreased primarily due to the decline in revenue. The improved contribution from lower cost of revenue was primarily due to change in product mix, variation in specific customer and carrier rates on certain lanes and in the traffic mix itself over the year. The Fr8Fleet business, which grew 42% in 2024, improved its contribution primarily due to providing additional capacity for Kimberly Clark de Mexico and expanding service to several additional large enterprise end-customers.

Fr8Tech’s cost of revenue decreased to $15.7 million for the year ended December 31, 2023 from $23.6 million for the year ended December 31, 2022, a reduction of $7.9 million and 33.5% on a year-over-year basis. This year-over-year decrease moved in similar fashion and magnitude with our revenue, with some differences due to varying margins in the traffic and in the traffic mix itself from quarter-to-quarter and year-to-year. The contribution improved in 2023 primarily due to product mix. The Fr8Fleet business, which grew 67% in 2023, incurred a slightly lower contribution than our spot market services due to higher initial service costs to develop that offering over the year.

Compensation and Employee Benefits

Fr8Tech’s compensation and employee benefits expenses were $5.3 million for the year ended December 31, 2024 compared to $6.0 million for the year ended December 31, 2023, which was a $0.6 million or 10.3% decrease on a year-over-year basis. The decrease was primarily due lower executive compensation and bonuses, lower stock based compensation, and a weaker Mexican peso relative to the US dollar, partially offset by some additional hiring. Total employees and FTE contractors, who are included in our compensation costs, at December 31, 2024 and 2023 were 100 and 89, respectively. The increase in the number of employees in 2024 was primarily within sales, technology and operations.

In January and February 2025, the Company undertook a cost cutting initiative to optimize resources for operational performance and shifting sales focus to emphasize sales of the Company’s TMS software offering, Fleet Rocket, and to lower ongoing operating expenses. The Company reduced its workforce by approximately 20%. As a result of these measures, the Company anticipates that its compensation and employee benefit expenses will be lower in 2025 than in 2024.

3

Fr8Tech’s compensation and employee benefits expenses were $6.0 million for the year ended December 31, 2023 compared to $5.0 million for the year ended December 31, 2022, which was a $1.0 million or 20.2% increase on a year-over-year basis. The increase was primarily due to stock compensation costs related to new grants issued during 2022 and 2023 and hiring new employees in dedicated services, business intelligence and carrier procurement. As noted above, the total number of employees and FTE contractors was 89 at December 31, 2023, at which time the company was making several personnel changes, mostly on the sales team.

General and Administrative

General and administrative expenses were $2.0 million for the year ended December 31, 2024 compared to $3.2 million for the year ended December 31, 2023, which was a decrease of $1.2 million or 37.7%, primarily due to a favorable change in the exchange valuation of working capital balances and to a lesser extent lower outside legal expenses and insurance costs, partially offset by higher spend on software, audit services, and recruiting.

General and administrative expenses were $3.2 million for the year ended December 31, 2023 compared to $3.6 million for the year ended December 31, 2022, which was a decrease of $0.4 million or 11.2%, primarily due to lower outside legal counsel and public company costs.

Sales and Marketing

Sales and marketing expenses were $66 thousand for the year ended December 31, 2024 compared to $80 thousand for the year ended December 31, 2023, which was a decrease of $14 thousand or 17.5%. The decrease in sales and marketing expenses in 2024 was primarily to lower direct advertising expenses, which is focused on online industry media and platforms. We continue to use direct and online advertising and social media platforms for promotion and attracting new Shippers and Carriers to our Platform. We expect these costs to increase modestly to support growth of our business across our brands and new software offering.

Sales and marketing expenses were $80 thousand for the year ended December 31, 2023 compared to $557 thousand for the year ended December 31, 2022, which was a decrease of $477 thousand or 85.6%. The decrease in marketing expenses in 2023 was mostly due to a strategic alliance during 2022 with a US-based counterparty that was working with us to originate and manage US domestic business and that was paid for with the issuance of Ordinary shares in 2022.

Depreciation and Amortization

Depreciation and amortization expenses represent the amortization of previously capitalized software development costs, as appropriate, and depreciation expenses related to Fr8App’s fixed assets. This expense increased $25 thousand to $430 thousand for the year ended December 31, 2024, from $405 thousand for the year ended December 31, 2023. The increase was primarily due to additional software development of Fr8Tech platform in 2023 and 2024, as well as software development efforts in 2024 to build Fleet Rocket, our TMS software platform that was launched in February 2025.

Depreciation and amortization increased to $405 thousand for the year ended December 31, 2023, from $243 thousand for the year ended December 31, 2022, an increase of $161 thousand or 66.7% on a year-over-year basis, due to the completion of the application development stage of Fr8Tech platform which resulted in an increase of capitalized software amortization.

Other income and expenses

Interest expense for the year ended December 31, 2024 decreased to $674 thousand from $808 thousand for the year ended December 31, 2023, or by $134 thousand primarily due lower interest incurred on the convertible note that was issued in 2023, partially offset by higher interest expense incurred on the company’s revolving credit facility and promissory notes issued in 2024.

4

During the year ended December 31, 2024, other income and expense included a gain of $1.6 million from the extinguishment of the convertible notes issued in 2023 and the promissory notes issued in 2024, as well as a gain of $22 thousand from a change in fair value of convertible note.

Components of gain from debt extinguishment ($)
Principal of Promissory Term Notes	$875,000
Promissory Note Accrued Interest	30,822
Book Value of Convertible Note	219,840
Convertible Note Accrued Interest	482,104
Total	$1,607,766

There were no other related considerations or contingencies. The debt cancellation agreement did not require the Company to issue any additional ordinary shares, preferred shares or warrants to either entity.

Interest expenses for the year ended December 31, 2023 decreased to $808 thousand from $907 thousand for the year ended December 31, 2022 due to a debt discount amortization for the year ended December 31, 2022, which was higher than interest expenses incurred in 2023 related to the convertible note that was issued in 2023.

During the year ended December 31, 2023, other income and expense also included expensing the fair value of warrants issued as an inducement for convertible note conversion and as an additional consideration for an increase in convertible note funding, in the total amount of $499 and a gain of $345 from a change in fair value of convertible note. The convertible note issued during 2023 and warrants and related accounting treatment are more fully described in Notes 11 and 15, respectively, of our consolidated financial statements.

Net Loss

Fr8Tech’s net loss for the year ended December 31, 2024 decreased to $5.6 million from $9.3 million for the year ended December 31, 2023 or by $3.7 million or 40% on a year-over-year basis, as a result of the items described above.

Fr8Tech’s net loss for the year ended December 31, 2023 increased to $9.3 million from $8.2 million for the year ended December 31, 2022 or by $1.1 million or 13.9% on a year-over-year basis, as a result of the items described above.

Liquidity and Financial Position

Fr8Tech has historically met its cash needs through a combination of cash flows from operating activities, term loans, promissory notes, bonds, convertible notes, private placement offerings and sales of equity. Fr8Tech’s cash requirements are generally for operating activities and debt repayments. Fr8Tech funded its early operations with a combination of debt and equity and we continue to work to position the Company to operate on a go-forward basis with a minimal amount of long-term debt and other borrowings. On January 3, 2023, Fr8Tech closed on a $6.6 million convertible note facility with a private investor, which was increased to $9.9 million in April 2023. The convertible note was mostly converted to equity during 2023. The balance of the convertible note of $219 thousand as of June 30, 2024, was extinguished in September 2024. The Company entered into a $750 thousand 1-year term note purchase agreement with Freight Opportunities, LLC on March 11, 2024, and an additional term note for $125 thousand with Freight Opportunities, LLC on June 4, 2024. Both promissory notes were also extinguished in September 2024.

Our combined accounts receivable and unbilled receivable balance of $4.1 million at December 31, 2024, declined by declined by $2.3 million or 35.9% from $6.3 million at December 31, 2023, which was primarily due to lower revenue and collections to reduce our outstanding AR balance over the year.

Fr8Tech’s accounts payable, short-term borrowings and accrued expenses decreased by $867 thousand or 12.5% on a year-over-year comparative basis to $6.1 million, due mostly to lower accrued expenses on lower costs of revenue and accounts payable. At December 31, 2024, Fr8Tech has an accumulated net capital deficient of -$33 thousand, and net working capital of -$1.2 million.

5

In March 2019, we secured a revolving line of credit that is used to assist with managing our working capital needs. The maximum principal amount that may be drawn under the line of credit was increased since then to $5 million, which remains in place. As of December 31, 2024 and 2023 the amount drawn under this facility was $3.3 million $2.8 million, respectively. We continue to incur short-term debt with this facility, which is collateralized by our accounts receivable, and we expect to maintain this debt facility to support ongoing operations.

As shown in the accompanying consolidated financial statements as of December 31, 2024, we had an accumulated deficit of approximately $44.9 million, short-term debt of $3.3 million, unrestricted cash of approximately $0.2 million and a working capital of approximately -$1.3 million. In addition, for the years ended December 31, 2024 and 2023, we reported operating losses and negative cash flows from operations.

Most of cash resources of the Company fund operating activities. Through December 31, 2024, we have financed our operations primarily with the proceeds from the sale and issuance of our ordinary and preferred shares, convertible promissory notes, promissory notes and debt.

If we are unable to raise additional capital moving forward, our ability to operate in the normal course and continue to invest in our business may be materially and adversely impacted and we may be forced to scale back operations or divest some or all of our assets.

As a result of the above, in connection with our assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that our liquidity condition raises substantial doubt about our ability to continue as a going concern through twelve months from the date these consolidated financial statements are available to be issued. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

Cash flows

Comparison of the Years ended December 31, 2024, and December 31, 2023

The following table summarizes our sources and uses of cash for the years ended December 31, 2024, and December 31, 2023.

(US$)	Year Ended December 31, 2024	Year Ended December 31, 2023
Net cash used in operating activities	(4,206,168)	(5,790,684)
Net cash used in investing activities	(345,723)	(363,369)
Net cash provided by financing activities	4,242,023	6,800,722
Net effect of exchange rates on cash	(1,046,205)	(99,564)
Net increase / (decrease) in cash and cash equivalents	(309,868)	646,669

Cash flows used in Operating Activities

Net cash used in operating activities represent the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash provided by operating activities to be our primary use of funds for the foreseeable future as the Company continues to fund its growing operations

Net cash flows used in operating activities is derived by adjusting our net loss for:

●	non-cash operating items such as depreciation and amortization, stock-based compensation and other non-cash income or expenses;
●	changes in operating assets and liabilities reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations as well as any gains from extinguishment of debt or changes in value of preferred stock.

6

For the year ended December 31, 2024, net cash used in operating activities was $4.2 million which consisted of a net loss of $5.6 million adjusted for non-cash charges of -$0.2 million and net positive changes in our net operating assets and liabilities of $1.6 million. The non-cash charges primarily consisted of gain on extinguishment of debt of -$1.6 million and a change in the fair value of convertible note of $23 thousand, offset by share-based compensation costs of $1.0 million and depreciation and amortization of $0.4 million. The change in our net operating assets and liabilities was primarily due to net decreases in accounts receivable and unbilled receivables of $1.5 million, prepaid assets and deposits of $0.4 million, and income and VAT tax balances $0.2 million, partially offset by a decrease of accounts payable and accrued expenses of $0.5 million. The changes in our accounts receivable and accounts payable balances are primarily the result of the overall decrease in business activities and higher collections relative to the prior year.

For the year ended December 31, 2023, net cash used in operating activities was $5.8 million which consisted of a net loss of $9.3 million, adjusted for non-cash charges of $1.8 million and net changes in our net operating assets and liabilities amounting to $1.7 million. The non-cash charges primarily consisted of share-based compensation costs of $1.2 million, interest accruals on convertible notes of $0.4 million, depreciation and amortization of $0.4 million, and conversion inducement expense of $0.1 million, partially offset by a change in fair value of convertible note of $0.3 million. The change in our net operating assets and liabilities was primarily due to net decreases in accounts receivable and unbilled receivables of $1.1 million, prepaid assets and deposits of $0.3 million, and accounts payable of $0.2 million, partially offset by an increase of accrued expenses and income tax payable of $0.5 million. The changes in our accounts payable and accounts receivable balances are primarily the result of the overall decrease in business activities relative to the prior year.

Cash flows used in Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was $346 thousand, mostly for software development efforts for additional functionalities and capabilities of the Fr8App platform and related offerings, as well as building out Fleet Rocket.

For the year ended December 31, 2023, net cash used in investing activities was $336 thousand, mostly for software development efforts for additional functionalities and capabilities of the Fr8App platform and related offerings.

Cash flows provided by Financing Activities

For the year ended December 31, 2024, net cash provided by financing activities was $4.2 million. The cash flow provided was from proceeds from the issuance of ordinary equity through our ATM program for $3.1 million, promissory notes of $0.9 million, and net borrowing revolving credit facility $0.5 million, partially offset by repayment of insurance financing for $0.2 million.

For the year ended December 31, 2023, net cash provided by financing activities was $6.8 million. The cash flow provided was primarily from net proceeds from the issuance of convertible note of $7.7 million, partially offset by a net repayment on borrowing facilities of $0.5 million, and repayment of insurance financing of $0.3 million.

Research and development, patents and licenses

The first commercial version of Fr8Tech’s products was launched in 2017. Fr8Tech continued its product development efforts throughout 2018, by adding initial business intelligence and analytics to supplement its basic products in 2019 and offered its revised products package with active freight brokerage support and customer service by year-end 2019. The second generation of Fr8Tech products were brought to market during the second quarter of 2020 and consisted of the online portal, mobile application, TMS functionality, and Fr8App’s platform supplemented with freight brokerage support and customer service integrations. In 2022, the Company began offering to the Mexican domestic market dedicated capacity under the Fr8Fleet brand and in 2023 LTL services under the Fr8Now brand, both powered and managed by the Fr8App platform and bringing much of the same capabilities and intelligence to both services.

7

The Company has continued to bring additional functionality and enhancements to its core Fr8App platform over the past several years, as well as launch new technology-based offerings, including Fr8Radar, Waavely, and most recently Fleet Rocket, the TMS software solution launched in February 2025.

Fr8Tech’s principal assets consist of its software, in which it invests continuously through development work by employees and externally contracted parties. Fr8Tech invested more than $0.3 million per year in software during the years ended December 31, 2024 and 2023. Fr8Tech expects to continue investing in its software in line with the expansion of its product offerings.

On January 7, 2021, Fr8App filed a trademark application with the U.S. Patent and Trademark Office for the Fr8Technologies design mark. Fr8App currently does not hold any patents or own any registered trademarks. Fr8App believes that the success of its business depends on the quality of its proprietary software solutions, technology, processes, and domain expertise. While it considers its intellectual property rights to be valuable, Fr8App believes that its competitive position depends primarily on its ability to increase and eventually to maintain a leadership position by developing innovative proprietary solutions, technology, information, processes, insights and business intelligence to satisfy both Shippers and Carriers’ needs through its Platform.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

UHY LLP (“UHY”) audited our consolidated financial statements for the year ended December 31, 2023 and 2022. On July 4, 2024, UHY was dismissed as our independent registered public accounting firm. The audit reports of UHY on the Company’s financial statements as of and for the fiscal years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. UHY did not provide an audit report on our financial statements for any period subsequent to December 31, 2023. UHY has not provided any audit services to the Company subsequent to July 4, 2024.

During the Company’s two most recent fiscal years ended December 31, 2023 and 2022, and for the subsequent interim period through July 4, 2024, (i) there were no “disagreements” between us and UHY (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K promulgated by the SEC (“Regulation S-K”) and the related instructions to this item) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such period, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, other than as described below.

We provided UHY with a copy of the foregoing disclosures and requested UHY to furnish us with a letter addressed to the SEC stating whether or not UHY agrees with the above disclosures. A copy of UHY’s letter is filed as Exhibit 16.1 to this report.

On August 22, 2024, we engaged Marcum LLP (“Marcum”) as our new independent registered public accounting firm. During the Company’s two most recent fiscal years ended December 31, 2023 and 2022, and for the subsequent interim period through the date hereof prior to the engagement of Marcum, neither the Company nor anyone on its behalf consulted Marcum regarding any of the matters described in Items 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.

On January 7, 2025, Marcum was dismissed as our independent registered public accounting firm. Marcum has not reported on the Company’s consolidated financial statements for any interim or annual period. Marcum has not provided any audit services to the Company subsequent to July 7, 2025.

During the Company’s fiscal year ended December 31, 2024, and for the subsequent interim period through January 7, 2025, (i) there were no “disagreements” between us and Marcum (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to this item) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such period, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, other than as described below.

8

We provided Marcum with a copy of the foregoing disclosures and requested Marcum to furnish us with a letter addressed to the SEC stating whether or not Marcum agrees with the above disclosures. A copy of Marcum’s letter is filed as Exhibit 16.2 to this report.

On January 6, 2025, we engaged TAAD LLP (“TAAD”) as our new independent registered public accounting firm. During the Company’s two most recent fiscal years ended December 31, 2024 and 2023, and for the subsequent interim period through the date hereof prior to the engagement of TAAD, neither the Company nor anyone on its behalf consulted TAAD regarding any of the matters described in Items 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.

ITEM 9A.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) prior to the filing of this Annual Report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were, in design and operation, effective at a reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s internal control over financials reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024.

The assessment was based on criteria established in the framework Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of December 31, 2024, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiency and material weakness:

●	Lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures and, as a result, the Company may not be able to discover the existence of problems and prevent the problematic behavior in internal controls; and

●	For revenue related to dedicated capacity for the year ended December 31, 2024, invoice and fulfilment reconciliations with the customer and general ledger entries related to dedicated service invoices and adjustments thereto were not always completed in a timely manner for internal reporting purposes.

9

Remediation

Since becoming a publicly-trade public, management has continuously worked to improve the Company’s internal controls. Our management has carried out and is continuing to undertake the following actions to remediate the material weakness and deficiency described above:

●	Engaged an external SOX 404 implementation firm in 2023 to assist in improving the Company’s controls, which included a deep-dive assessment of all policies and procedures and targeted actions to mitigate all weaknesses and deficiencies and bring all our internal controls compliant with SOX 404;

●	Strengthen designated roles and/or certain employees for ongoing maintenance of internal control policies and procedures, including enforcing existing policies, maintaining evidence of task and requirement completion, and updated process documentation, guidelines and communications to employees as necessary;

●	Continue ongoing training initiatives to ensure daily activities and practices of all employees are in alignment with our internal controls and US GAAP and compliant with established policies and procedures;

●	Hire finance professionals with strong SOX and internal control backgrounds; and

●	Implement system enhancements and new applications that are aligned with our focus on creating strong internal controls, as well as complete and accurate financial information.

Over the past year, management made significant progress with identifying, documenting, implementing and testing many controls to address previously identified material weaknesses and significant deficiencies. The effect cover core Company processes including: order-to-cash, procure-to-pay, hire-to-retire, information technology general controls, record-to-report, taxes, treasury & cash management, and corporate governance. The Company is continuing to review, test and updated its controls to ensure they remain effective.

However, we cannot provide any assurance that these remediation efforts are and will be successful or that our internal control over financial reporting will be effective as a result of these efforts. In addition, as we continue to evaluate and work to improve our internal controls over financial reporting related to the identified material weakness, management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above.

Changes in Internal Control over Financial Reporting

Management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended December 31, 2024 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

Inherent Limitation on the Effectiveness of Internal Control

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

10

PART III

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our 2023 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under Item 11 “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Promoters and Certain Control Persons

Each of Mr. Javier Selgas, Chief Executive Officer and Director, Mr. Donald Quinby, Chief Financial Officer, Ms. Luisa Irene Lopez Reyes, Chief Operating Officer and Paul Freudenthaler, Secretary, may be deemed a “promoter” as defined by Rule 405 of the Securities Act. For information regarding compensation, including items of value, that have been provided or that may be provided to these individuals, please refer to “Executive Compensation” above.

Director Independence

Independent Directors

Nasdaq’s rules generally require that a majority of an issuer’s board of directors consist of independent directors. Our board of directors consists of seven directors, four of whom are independent within the meaning of Nasdaq’s rules.

Committees of the Board of Directors

Audit Committee

Nicholas H. Adler, Leilei Nie and Marc Urbach, each of whom has been determined by the board of directors to satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, serve on the Audit Committee, with Mr. Marc Urbach serving as the chairman. Our board has determined that Mr. Marc Urbach qualifies as an “audit committee financial expert” as defined by Item 407(d)(5) of Regulation S-K promulgated by the SEC. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company.

Compensation Committee

Nicholas H. Adler, Andres Gonzalez, and Marc Urbach, each of whom satisfies the “independence” requirements of Rule 10C-1 under the Exchange Act and Nasdaq’s rules, serve on the Compensation Committee, with Mr. Adler serving as the chairman. The members of the Compensation Committee are also “non-employee directors” within the meaning of Section 16 of the Exchange Act. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

Nominating Committee

Nicholas H. Adler, Andres Gonzalez, and Leilei Nie, each of whom satisfies the “independence” requirements of Nasdaq’s rules, serve on our Nominating Committee, with Andres Gonzalez serving as the chairman. The Nominating Committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

11

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Independent Auditors’ Fees

The aggregate fees billed to the Company by the Company’s principal accountant for the indicated services for each of the last two fiscal years were as follows:

	Year Ended
	December 31,
	2024	2023
Audit Fees	$418,200	$256,250
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	111,750	—
Total	$529,950	$256,250

As used in the table above, the following terms have the meanings set forth below.

Audit Fees

Audit fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by the Company’s principal accountant for the audit of the financial statements included in our Annual Reports on Form 10-Q and review of the financial statements included in our Quarterly Reports on Form 10-Q, reviews of registration statements and issuances of consents, and services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees consist of aggregate fees billed for each of the last two fiscal years for assurance and related services performed by the Company’s principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph captioned “Audit Fees” above. We did not engage our principal accountant to provide assurance or related services during the last two fiscal years.

Tax Fees

Tax fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by the Company’s principal accountant with respect to tax compliance, tax advice, tax consulting and tax planning. We did not engage our principal accountant to provide tax compliance, tax advice or tax planning services during the last two fiscal years.

All Other Fees

All other fees consist of aggregate fees billed for each of the last two fiscal years for products and services provided by the Company’s prior principal accountant, UHY LLP, for services other than those reported under the headings “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above. Such services included consent to reference prior period results as audited by their firm in our 2024 financial statements and a comfort letter for referencing our 2023 financial statements as audited by their firm for the Form 424B5 - Prospectus filed on May 23, 2024 for our ATM offering.

Pre-Approval Policies and Procedures

The Audit Committee has reviewed and approved all fees earned in 2024 and 2023 by the Company’s principal accountant, and actively monitored the relationship between audit and non-audit services provided. The Audit Committee has concluded that the fees earned by the principal accountant were consistent with the maintenance of the principal accountant’s independence in the conduct of its auditing functions.

The Company’s principal accountant did not provide, and the Audit Committee did not approve, any services that would have been described under “—Audit-Related Fees”, or “—Tax Fees” or “—All Other Fees” above for either of the last two fiscal years.

The Audit Committee annually considers the provision of audit services. The Audit Committee must pre-approve all services provided and fees earned by the Company’s principal accountant. The Audit Committee has established pre-approval policies and procedures that are detailed as to the particular service, that require that the Audit committee be informed of each service, and that do not include delegation of the Audit Committee’s responsibilities under the Exchange Act to management. The pre-approval policies and procedures provide only for defined audit services and, if any, specified audit-related fees, tax services, and other services, and may impose specific dollar value limits for the fees for pre-approved services. The Audit Committee also considers on a case-by-case basis specific engagements that are not otherwise pre-approved under the pre-approval policies and procedures or that materially exceed pre-approved fee amounts. On an interim basis, any proposed engagement that does not fit within the definition of a pre-approved service may be presented to a designated member of the Audit Committee for approval and to the full Audit Committee at its next regular meeting.

The percentage of hours expended on the Company’s principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was not greater than 50%.

12

PART IV

ITEM 15.	EXHIBIT AND FINANCIAL STATEMENT SCHEDULES.

(b) Exhibits:

Exhibit Number	Description

16.1	Letter from UHY, dated July 8, 2024. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on July 10, 2024)

16.2	Letter from Marcum, dated January 9, 2025. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on January 10, 2025)

31.3	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.4	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

13

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August [*], 2025	FREIGHT TECHNOLOGIES, INC.

/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer
(Principal Executive Officer)

/s/ Donald Quinby
	Name:	Donald Quinby
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)

14

Exhibit 31.3

CERTIFICATIONS

I, Javier Selgas, certify that:

1.	I have reviewed this Amendment No. 1 to annual report on Form 10-K of Freight Technologies, Inc.; and

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: August [*], 2025

/s/ Javier Selgas
Javier Selgas
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.4

CERTIFICATIONS

I, Donald Quinby, certify that:

1.	I have reviewed this Amendment No. 1 to annual report on Form 10-K of Freight Technologies, Inc.; and

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: August [*], 2025

/s/ Donald Quinby
Donald Quinby
Chief Financial Officer
(Principal Financial and Accounting Officer)